Exhibit 99.1

Monday, August 28, 2000

BAAN COMPANY N.V. ANNOUNCES OFFER TO REPURCHASE

BARNEVELD, The Netherlands and HERNDON, Virginia, Aug. 28 /PRNewswire/ -- Baan Company N.V. (Amsterdam: BAAN; Nasdaq: BAANF), announced today that it has commenced an offer to repurchase any and all of its outstanding 4.5% Convertible Subordinated Notes due 2001 at a repurchase price of U.S. $229.00 per U.S. $1,000.00 principal amount, plus accrued and unpaid interest. The offer and the repurchase price are required under the terms of the indenture related to the notes. The repurchase price is calculated using a formula contained in the indenture, which formula calculates the price based, in part, on the euro 2.85 per share price paid in the recent tender offer for Baan's common shares by Invensys Holdings Limited. Because Baan believes that the repurchase price is substantially below the fair market value of the Notes, it expects that few or no notes will be tendered in the offer. In connection with the Invensys Holdings tender offer Baan and Baan Software B.V. entered into an asset sale agreement with Invensys Holdings Limited and Invensys p1c, pursuant to which the Baan and Baan Software B.V. have agreed to sell Invensys Holdings Limited all of their assets and Invensys Holdings Limited has agreed that upon such sale, to enter into a supplemental indenture to assume all of the liabilities of the Company and Baan Software B.V., including the obligations of the Company under the Offer and with respect to the Notes and the Indenture.

The definitive terms of the offer are set forth in the offer to purchase; noteholders may obtain copies of the offer to repurchase from HSBC Bank USA, the U.S. Paying Agent for the offer, by calling (212) 658-6433 or ABN AMRO Bank N.V., the Dutch Paying Agent for the offer, by calling
0765799482.

About Baan Company

Founded in 1978, Baan Company (Amsterdam: BAAN; Nasdaq: BAANF) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organisation's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.